K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

January 30, 2023

VIA EDGAR
Mr. David Manion
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Re:
American Beacon Funds (File Nos. 033-11387 and 811-04984)
American Beacon Select Funds (File Nos. 333-88343 and 811-09603)
American Beacon Institutional Funds Trust (File No. 811-23239)
(each, a “Registrant” and, collectively, the “Registrants”)

Responses to SEC Comments – Sarbanes-Oxley Review
Dear Mr. Manion:
The following are responses by and on behalf of the Registrants to the comments you provided by telephone on November 30, 2022, regarding the examination of the public filings of the Registrants and their respective series (collectively, the “Funds”) on Form N-CSR and Form N-CEN for the fiscal year reporting periods ended October 31, 2021, December 31, 2021, January 31, 2022, June 30, 2022, and August 31, 2022 (“Reporting Periods”).  The comments provided by the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) and the Registrants’ responses are set forth below.
1.
Form N-CSR Certification: All Funds.  The certifications executed by the Registrants’ principal executive officer (“PEO”) and principal financial officer (“PFO”) that were included in the Form N-CSR that was filed with the SEC for each Reporting Period do not reflect the form of certification currently required by Form N-CSR Item 13(a)(2).  Please file an amendment to the Form N-CSR and Form N-CSRS for each Reporting Period that updates the Registrants’ response to Form N-CSR Item 11(a) and includes the updated certifications from the Registrants’ PEO and PFO.

Amendments to the Form N-CSR filed by the Registrants for each Reporting Period were filed with the SEC on January 30, 2023.

2.
Accounting Policies:  All Funds.  Please discuss in correspondence the Registrants’ policies with respect to the timing of advisory fee payments made by the Funds to American Beacon Advisors, Inc. (the “Manager”), the waiver of advisory fees and/or reimbursement of expenses made by the Manager to the Funds, and recoupment payments made by the Funds to the Manager.  The Staff notes that, for certain Funds,

Securities and Exchange Commission
January 30, 2023

including the American Beacon Large Cap Value Fund (“Large Cap Value Fund”), the American Beacon International Equity Fund (“International Equity Fund”), and the American Beacon Tocqueville International Value Fund (“Tocqueville Fund”), the Statement of Assets and Liabilities reflected receivables for expenses reimbursed or payables for expenses recouped by the Manager that exceeded amounts recorded in the Statement of Operations for the current fiscal year.

The Funds pay management fees to the Manager on a monthly basis.  On the first business day following each month-end, the management fees payable by each Fund are calculated based on the applicable fee rate schedule, net of any fee waivers and/or expense reimbursements, plus any recoupments of fees and expenses previously waived and/or reimbursed by the Manager.  The Funds pay the net management fees due to the Manager on or about the 10th day of the month following the month in which such fees are accrued.

A Fund’s Statement of Assets and Liabilities reflects as a “Receivable for expense reimbursement” and “Payable for expense recoupment” the amount of the fee waiver and/or expense reimbursement, or the recoupment, respectively, that has been accrued, but not paid, during the last month of each fiscal period.  These amounts do not correspond to the amounts reflected on a Fund’s Statement of Operations, because the Statement of Operations reflects the total net amount of fees waived and/or expenses reimbursed, and fees and expenses recouped during the fiscal period.  Aggregate net fee waivers and expense reimbursements paid to a Fund and recoupments paid by a Fund for the applicable fiscal period are discussed in Footnote 2 to the Fund’s financial statements.

We note that, for the fiscal year ended October 31, 2021, the Receivable for expense reimbursement reflected on the Statement of Assets and Liabilities for the Large Cap Value Fund reflected not only fees waivers and/or expense reimbursements in October 2021, but also a prior period adjustment.  Similarly, the Payable for expense recoupment reflected in the Statement of Assets and Liabilities for the Tocqueville Fund included a residual balance related to the reorganization of the Tocqueville International Value Fund into the Tocqueville Fund in 2019.  However, in each case, the Statement of Operations reflected the net amount of fees waived and/or expenses reimbursed, and fees and expenses recouped, for the fiscal year ended October 31, 2021.  Prior year recoupments are included in Other Expenses and reflected in Footnote 2 to the Fund’s financial statements.

3.
Tax Reclaims:  International Equity Fund and Tocqueville Fund (“International Funds”).  The Staff observed significant receivables for foreign tax reclaims reflected in the Statement of Assets and Liabilities for each of the International Funds.  Please discuss in correspondence whether the International Funds (a) intend to either enter into a closing agreement with the Internal Revenue Service with respect to any European Union (“EU”) reclaims or apply the netting method, and (b) have incurred any professional or compliance fees in connection with the submission of an

Securities and Exchange Commission
January 30, 2023

application for tax reclaims. If an International Fund has incurred professional or compliance fees, explain the accounting disclosure of such fees.

As of October 31, 2021, the International Equity Fund and the Tocqueville Fund disclosed receivables for tax reclaims on their Statements of Assets and Liabilities in the amounts of $5,372,386 and $1,924,136, respectively.  The Funds’ custodian, State Street Bank & Trust Company (“State Street”), has filed for these tax reclaims under foreign treaties, which permit reclaims of the withholding tax paid by a Fund in the amount of 15% of the dividends received by a Fund in a foreign jurisdiction.  Reclaims are credited to a Fund’s portfolio cash account upon receipt.  The Funds do not pay an additional fee to State Street for this filing of tax reclaims in accordance with foreign treaties.  These tax reclaim amounts are recorded on the Funds’ financial statements as a receivable, and no closing agreement with the IRS or use of the netting method is required.

The receivables for tax reclaims recorded on the Funds’ Statements of Assets and Liabilities do not reflect potential tax reclaims in excess of 15% of the dividends paid to a Fund in a foreign jurisdiction (“Excess Tax Reclaims”).  To facilitate the filing for Excess Tax Reclaims in certain EU countries, the Funds have engaged a third party vendor because State Street does not make filings for Excess Tax Reclaims as a matter of course.

In September 2021, Ernst & Young LLP (“E&Y”) was engaged to file for Excess Tax Reclaims on behalf of the International Equity Fund and Tocqueville Fund for tax years within the statute of limitations.  To date, filings for Excess Tax Reclaims have been made for the International Equity Fund and the Tocqueville Fund in the amount of $3,513,335 and $549,584, respectively.  As of October 31, 2021, the Funds had not received an indication from EU countries regarding whether a payment of Excess Tax Reclaims could be expected and the Manager concluded that such payment did not reach the more likely than not threshold under ASC 740 Income Taxes.  Therefore, potential Excess Tax Reclaim amounts were not reflected in the receivables for tax reclaims recorded on the Statements of Assets and Liabilities for the fiscal year ended October 31, 2021.

To date, as proceeds for Excess Tax Reclaims have not yet been received and the Manager has not received any positive indications that such reclaims will be received such that the amounts reach the more likely than not threshold, the International Equity Fund and Tocqueville Fund have not determined whether they will enter into a closing agreement with the IRS or apply for the netting method.  The professional fees disclosed on the Statements of Operations as of October 31, 2021 for the International Equity Fund and the Tocqueville Fund in the amounts of $252,945 and $118,315, respectively, did not include fees related to the submission of applications for Excess Tax Reclaims.

4.
Level 3 Reconciliation for the American Beacon SiM High Yield Opportunities Fund (“SiM Fund”).  The table in the Schedule of Investments that presents a reconciliation of Level 3 assets within the SiM Fund from August 31, 2021 to August 31, 2022 reflects the sale of assets and corresponding changes in unrealized appreciation or depreciation and a small amount of amortization accretion.  However, the table does

Securities and Exchange Commission
January 30, 2023

not reflect any realized gain or loss associated the sale of assets.  Please discuss in correspondence whether the table, as presented, is accurate.  If the table is not accurate, please discuss whether there is any impact on the Statement of Operations or any other items within the financial statements (i.e., purchases and sales of securities).  Please confirm the accuracy of the Statement of Operations and other financial statement disclosures for the SiM Fund.

We confirm that the table as presented is correct, and that the Statement of Operations and other financial statement disclosures for the SiM Fund are accurate.  As of August 31, 2021, the SiM Fund held common stock in the amount of $1,257,261 and convertible obligations in the amount of $13,613,887 of Pioneer Energy Services Corp (“Pioneer”). On October 4, 2021, Pioneer merged with Patterson UTI Energy, Inc., and the Pioneer common stock and convertible obligations disclosed in the Level 3 assets table were retired.   As no sale of these assets occurred, no realized gain or loss was recognized.

* * * *
If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.
Sincerely, /s/ Kathy Kresch Ingber Kathy Kresch Ingber
cc:	Rosemary Behan Melinda Heika Sonia Bates American Beacon Advisors, Inc.